UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

Commission File Number: 001-33765

AIRMEDIA GROUP INC.

17/F, Sky Plaza

No. 46 Dongzhimenwai Street

Dongcheng District, Beijing 100027

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

AirMedia Group Inc. (the “Company”) announced the appointment of Marcum Bernstein & Pinchuk LLP (“Marcum BP”) as the Company’s new independent registered public accounting firm.

Marcum BP replaced Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”) as the Company’s independent auditor, effective March 3, 2017. The appointment of Marcum BP was approved by the audit committee of the board of directors of the Company.

The Company’s decision to change its auditor was not the result of any disagreement between the Company and Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIRMEDIA GROUP INC.

By:	/s/ Herman Man Guo
	Name:	Herman Man Guo
	Title:	Chairman and Chief Executive Officer

Date: March 17, 2017